Exhibit 99.2

Peru Copper Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2005 and 2004

(expressed in U.S. dollars)

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

March 31, 2006

Mr. John Fairchild, CA

Chairman of the Audit Committee of the Board of Directors

Peru Copper Inc.

475 West Georgia St. Suite 920

Vancouver, BC V6B 4M9

Dear Mr. Fairchild:

Subject: Release of PricewaterhouseCoopers’ Audit Report for 2005

We consent to the use of our audit report dated March 31, 2006 to the Shareholders of Peru Copper Inc. (the “Company”) on the financial statements of the Company comprising the balance sheets of the Company as at December 31, 2005 and 2004 and consolidated statements of shareholders’ equity, operations and deficit and cash flows for the years ended December 31, 2005 and 2004 and for the periods from April 24, 2003 to December 31, 2003 and from April 24, 2003 to December 31, 2005, to be filed with securities regulatory authorities on SEDAR or published in the annual report to shareholders on March 31, 2006.

We have performed only limited procedures, including enquiries of the Company’s management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation; accordingly, we do not consent to the use of our audit report for any other purpose.

Yours very truly,

Chartered Accountants

Cc: Mr. Thomas Findley

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peru Copper Inc.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

	December 31, 2005	December 31, 2004
	$	$
Assets
Current assets
Cash and cash equivalents	26,677,452	40,707,328
Restricted cash (note 4)	2,000,000	2,000,000
Prepaid expenses and advances	89,753	105,066

	28,767,205	42,812,394
Loans receivable (note 5)	1,377,754	—
Property, plant and equipment - net of depreciation of $79,871 (December 31, 2004 - $24,333)	372,351	161,334
Exploration properties (note 4)	29,989,772	12,756,598

	60,507,082	55,730,326

Liabilities
Current liabilities
Accounts payable and accrued liabilities	916,298	1,078,661
Due to related parties (note 6)	115,418	304,099

	1,031,716	1,382,760

Shareholders’ Equity
Share capital (note 7)
Authorized
Unlimited with no par value
Issued and outstanding
97,741,744 (December 31, 2004 - 94,027,320) common shares	59,894,867	52,834,440
Contributed surplus	3,323,299	1,834,155
Deficit	(3,742,800)	(321,029)

	59,475,366	54,347,566

	60,507,082	55,730,326

Commitments (note 9)
Subsequent events (note 11)

Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Charles Preble	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

(expressed in U.S. dollars)

	Common stock shares	Warrants and agent options	Common stock amount	Contributed surplus	Deficit accumulated during the exploration stage	Total equity
			$	$	$	$
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance - December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821
Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance - December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566
Shares issued for cash – Agent options exercised	200,000	(200,000)	280,000	—	—	280,000
Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of options exercised	—	—	117,410	(117,410)	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	2,295,060	—	2,295,060
Loss for the period	—	—	—	—	(3,421,771)	(3,421,771)

Balance - December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in U.S. dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Period from April 24, 2003 to December 31, 2003	Period from April 24, 2003 to December 31, 2005
	$	$	$	$
Interest income	844,429	261,441	2,270	1,108,140

Expenses
Stock-based compensation	1,783,528	650,775	—	2,434,303
U.S. registration	71,981	224,204	—	296,185
Accounting and legal	988,993	155,662	—	1,144,655
Canadian listing and filing fees	227,827	147,857	1,923	377,607
Travel	110,938	142,229	—	253,167
Management fees and salaries	613,820	202,673	—	816,493
Office	200,831	110,736	7,694	319,261
Donations and scholarships	—	41,337	—	41,337
Shareholder information	85,347	8,821	—	94,168
Depreciation	2,461	1,350	—	3,811
Bank charges	2,258	1,258	—	3,516
Foreign exchange loss (gain)	178,216	(1,148,173)	342	(969,615)
Exploration costs	—	—	36,052	36,052

	4,266,200	538,729	46,011	4,850,940

Loss for the period	(3,421,771)	(277,288)	(43,741)	(3,742,800)
Deficit - Beginning of period	(321,029)	(43,741)	—	—

Deficit - End of period	(3,742,800)	(321,029)	(43,741)	(3,742,800)

Loss per share - basic and diluted	(0.04)	(0.00)	(0.00)	—

Weighted average number of shares outstanding	94,605,447	65,730,995	52,999,999	—

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Period from April 24, 2003 to December 31, 2003	Period from April 24, 2003 to December 31, 2005
	$	$	$	$
Cash flows from (used in) operating activities
Loss for the period	(3,421,771)	(277,288)	(43,741)	(3,742,800)
Items not affecting cash
Depreciation	2,461	1,350	—	3,811
Stock-based compensation	1,783,528	650,775	—	2,434,303
Change in non-cash working capital items
Prepaid expenses and advances	15,313	(59,328)	(32,497)	(76,512)
Accounts payable and accrued liabilities	(162,363)	939,066	87,432	864,135

	(1,782,832)	1,254,575	11,194	(517,063)

Cash flows from financing activities
Share capital issued for cash - net	6,254,511	52,689,180	1,177,562	60,121,253
Contributed surplus	—	200,000	—	200,000
Due to related parties	(188,681)	41,985	242,114	95,418

	6,065,830	52,931,165	1,419,676	60,416,671

Cash flows used in investing activities
Loans receivable	(1,377,754)	—	—	(1,377,754)
Purchase of property, plant and equipment	(266,625)	(165,666)	(20,001)	(452,292)
Exploration properties	(16,668,495)	(11,528,828)	(1,194,787)	(29,392,110)
Restricted cash	—	(2,000,000)	—	(2,000,000)

	(18,312,874)	(13,694,494)	(1,214,788)	(33,222,156)

Increase (decrease) in cash and cash equivalents	(14,029,876)	40,491,246	216,082	26,677,452
Cash and cash equivalents - Beginning of period	40,707,328	216,082	—	—

Cash and cash equivalents - End of period	26,677,452	40,707,328	216,082	26,677,452

Non-cash investing and financing activities
Shares issued for acquisition of Peru Copper Syndicate Ltd.	—	(124,747)	—	(124,747)

Shares issued for services	—	—	10,000	10,000

Exploration properties – Stock-based compensation	511,532	—	—	511,532

Stock-based compensation for share issuance costs	—	917,570	—	917,570

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at December 31, 2005, the Company has no properties under development.

Reverse takeover accounting

On April 30, 2004, the Company acquired all of the issued and outstanding shares of Peru Copper Syndicate Ltd. (“PCS”) by issuing 46,999,999 common shares and 3,000,000 notes to the shareholders of PCS. In October 2004, each note was converted into 1.1 common shares of the Company.

Since the shareholders of PCS acquired in excess of 50% of the outstanding common shares of PCI, the acquisition has been accounted for as a reverse takeover with the shareholders of PCS being identified as the acquirer for accounting purposes. Accordingly:

•	The transaction shares were recorded at the fair value of the net assets of PCI, which has been determined to be the net book value of PCI.

•	The consolidated financial statements of the combined entity are issued under the name of the legal parent, being PCI, but are a continuation of the historical financial statements of PCS.

•	PCS is deemed to be the acquirer for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the combined entity at their historical carrying values.

•	The accumulated deficit of PCI as at April 30, 2004 has been eliminated.

•	The capital structure of the Company is that of PCI, but the dollar amount of the issued share capital in the consolidated balance sheet immediately prior to the acquisition is that of PCS, plus the value of shares issued by PCI to acquire PCS, plus any share issued by the Company subsequent to the transaction.

(1)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

2	Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from that in the United States as set out in note 12.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd. and Minera Peru Copper S.A.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Financial statements items subject to significant estimates include the recoverability of loans receivable and exploration properties and the measurement of stock-based compensation. Actual results may differ from those estimates.

Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

Foreign currency translation

The Company’s subsidiaries are considered an integrated foreign operation. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at historical exchange rates; revenue and expense items are translated at the average rate for the period. Foreign exchange gains and losses on translation are included in the statement of operations in the period in which they occur.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at time of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

(2)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

Property, plant and equipment

Property and equipment are carried at cost and depreciation is calculated over the estimated useful life of the assets on a straight-line basis. Depreciation of property and equipment related to the project is capitalized under exploration properties, all other depreciation of property and equipment is expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life (in years)
Vehicles	5
Office equipment and furniture	4 to 10

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

Asset retirement obligations

Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair

(3)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2005 the Company does not have any asset retirement obligations.

Income taxes

The Company follows the liability method for recording income taxes. Under this method, future income taxes are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income taxes are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income taxes of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income taxes recognized is limited to the amount of the benefit that is likely to be realized.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Stock-based compensation

The Company accounts for all stock-based awards made to employees and non-employees using the fair value method.

Share capital

The proceeds from the exercise of stock options and warrants, in addition to the estimated fair value attributable to those options and warrants exercised, are recorded as share capital in the amount for which the options or warrants were exercised.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

(4)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

3	Financial instruments

The carrying values of cash and cash equivalents, prepaid expenses and advances, loans receivable, amounts due to related parties, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of the instruments.

The loans receivable have been recently acquired and as such, their carrying value is equal to its fair value.

4	Exploration properties – Toromocho Project

	December 31, 2005	December 31, 2004
	$	$
Balance - Beginning of year	12,756,598	1,206,428

Costs for the year:
Drilling	6,195,624	5,201,890
Salaries and consulting	3,591,827	1,245,847
Supplies and general	2,536,686	1,468,659
Value added tax	1,719,595	1,160,117
Assay sampling and testing	1,176,398	722,996
Royalty advance	1,000,000	—
Stock-based compensation	511,532	—
Acquisition and lease	336,760	665,852
Travel	111,605	63,467
Depreciation	53,147	21,342
Social fund contribution	—	1,000,000

Costs for the year	17,233,174	11,550,170

Balance - End of year	29,989,772	12,756,598

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

On June 10, 2005, the option was renewed for an additional year, and can be renewed for two additional annual periods.

(5)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

Under the terms of the contract, the Company was required to invest in the project not less than $3,000,000 (completed) in the first two contract years. The commitments under the option agreement are as follows:

•	$3 million in each of the third, fourth and fifth year (completed).

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its $12 million of expenditure obligations under the option contract.

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to September 27, 2006. This letter of credit will be reduced to $1,000,000 as the Company has met its expenditure obligations under the Toromocho Option Agreement for the current option year.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company paid a second payment of $1 million in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

5	Loans receivable

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of December 31, 2005, the Company has paid or accrued $1.3 million relating to the acquisition of these loans. The majority of the remaining payments of $1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru. The borrower of the purchased loans, Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) owns mining concessions and surface rights adjacent to the Toromocho Project.

(6)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

Subsequent to the acquisition of the loans, the Company filed an application to place Austria Duvaz into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, Austria Duvaz has filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by Austria Duvaz are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However Austria Duvaz has appealed the decision. The Company intends to pursue enforcement of the foreclosure.

Included in the loans receivable is $77,754 in legal fees paid to acquire the loans.

In March 2006, the Company signed an agreement with Austria Duvaz (note 11)

6	Related party transactions

a)	One of the shareholders of the Company provided the collateral for the letter of credit issued to comply with the guarantee required under the option contract (note 4). As consideration for providing the collateral, the Company paid to the shareholder a fee of 12% per annum on the amount guaranteed. The guarantee by the shareholder was removed in October 2004. The total amount paid in the year ended December 31, 2005 was $Nil (December 31, 2004 - $190,000)

b)	During the year ended December 31, 2005, the Company received consulting and management services from certain principal directors or companies controlled by a director in the amount of $311,840 (December 31, 2004 - $126,613).

c)	The amounts payable to related parties are due to directors of the Company for director fees. The amounts are non-interest bearing, due on demand and unsecured.

7	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at December 31, 2005, no preferred shares are issued and outstanding.

On April 30, 2004, the shareholders of PCS exchanged all of their common shares of PCS for 46,999,999 common shares and 3,000,000 notes of the Company. Upon completion of the share exchange, PCS became a wholly owned subsidiary of the Company. The notes were then sold by certain shareholders pursuant to a secondary common share offering of the Company. Each note was converted without payment of additional consideration into 1.1 common shares of the Company on October 6, 2004.

(7)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

On March 18, 2004, the Company issued and sold an aggregate of 8,571,429 units in a private placement for proceeds of $12,000,000. Each unit consisted of one note and one-half of one special warrant. In October 2004, each note was converted, without payment of additional consideration, into 1.1 common shares of the Company and each whole special warrant was exercised, without payment of additional consideration, into 1.1 warrants of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at $2.00 per share on or before March 18, 2006.

On October 6, 2004, the Company completed its Initial Public Offering (“IPO”) of 29,825,000 units at Canadian (“C”)$1.65 per unit for aggregate gross proceeds of C$49,211,250 ($39,013,202). Each unit consisted of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $2.00 per share on or before March 18, 2006. On October 20, 2004, the Company sold an additional 4,473,750 units at C$1.65 per unit for aggregate proceeds of C$7,381,687 ($5,873,830) to cover the underwriters’ over-allotment option.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

	Number of options	Weighted average exercise price	Expiry
		(in C$)
Options outstanding at December 31, 2003	—	—	—
Year ended December 31, 2004
Granted	6,022,100	1.70	2009
Cancelled	(100,000)	1.65	2009

Options outstanding at December 31, 2004	5,922,100	1.70
Year ended December 31, 2005
Granted	1,950,400	1.53	2010
Cancelled	(359,500)	1.69	2009

Options outstanding at December 31, 2005	7,513,000	1.65	2009

Exercisable at December 31, 2005	2,911,280	1.65	2009

(8)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at December 31, 2005:

Expiry date	Exercise price		Number outstanding	Number exercisable
	$
February 24, 2009	US$	1.40	1,020,000	612,000
June 29, 2009	US$	1.40	405,000	243,000
October 6, 2009	C$	1.65	3,593,400	1,437,360
November 24, 2009	C$	1.56	600,000	240,000
February 8, 2010	C$	1.26	300,000	60,000
May 5, 2010	C$	1.58	1,594,600	318,920

			7,513,000	2,911,280

On February 24, 2004, the Company issued 1,020,000 share purchase options to directors and officers of the Company with an exercise price of $1.40 and expiring on February 24, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 24, 2004. The Company estimated the fair value of these options to be $903,031.

On June 29, 2004, the Company issued 480,000 share purchase options to directors, officers and employees of the Company with an exercise price of $1.40 and expiring on June 29, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on December 29, 2004. The Company estimated the fair value of these options to be $428,725. Of these options, 75,000 have been cancelled.

On June 29, 2004 and September 20, 2004, the Company issued 3,922,100 share purchase options to directors, officers, employees and consultants of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $3,278,686. Of these options, 328,700 have been cancelled.

On November 24, 2004, the Company issued 600,000 share purchase options to two directors of the Company with an exercise price of C$1.56. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on May 24, 2005. All of these options will expire on November 24, 2009. The Company estimated the fair value of these options to be $499,816.

On February 8, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On May 5, 2005, the Company issued 1,600,400 share purchase options to an employee, consultants and directors of the Company with an exercise price of C$1.58. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on November 5, 2005. All of these options will expire on

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

May 5, 2010. The Company estimated the fair value of these options to be $1,286,277. Of these options, 5,800 have been cancelled.

The fair values of the options granted during the year ended December 31, 2005 and 2004 were estimated using the Black-Scholes options pricing method with the following assumptions:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Risk-free interest rate	3.53% - 4.26%	3.48% - 4.07%
Expected dividend yield	—	—
Expected stock price volatility	75%	75%
Expected option life in years	5	5

A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the year ended December 31, 2005, a compensation expense of $2,295,060 was recorded. Of this amount $1,783,528 was expensed in the year and $511,532 was capitalized to exploration properties.

Share purchase warrants and agent options

As at December 31, 2005, the following share purchase warrants and agent options were outstanding:

	Number	Price per share	Expiry date
		$
Warrants	20,121,184	2.00	March 18, 2006
Agent options	130,893	1.40	March 18, 2007

	20,252,077

On March 18, 2004, the Company issued 389,286 share purchase warrants to the Company’s Agent on its unit private placement. On October 6, 2004 each warrant was automatically exercised, without payment of additional consideration, into 389,286 share purchase options upon completion of the IPO. Each option entitles the holder to acquire one common share of the Company at $1.40 on or before March 18, 2007. These share purchase options vested immediately upon completion of the IPO. The Company estimated the fair value of these options to be $228,532. In addition the Company issued 1,714,937 broker warrants to the Company’s underwriters on its IPO. Each warrant entitles the holder to acquire one common share of the Company at C$1.65 on or before October 6, 2005. The Company estimated the fair value of these warrants to be $689,037.

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

8	Income taxes

As of December 31, 2005, the Company has incurred non-capital losses for Canadian tax purposes of approximately C$10,623,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	5,528,000
2015	5,095,000

Total	10,623,000

The potential future tax benefits of these losses amounting to approximately $3,824,000 have been reduced to $nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

9	Commitments

The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

The employment agreement for the Company’s CFO provides for a base salary of $141,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments are described in note 4 and note 5.

10	Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	December 31, 2005	December 31, 2004
	$	$
Canada	24,841,625	42,324,336
Peru	35,665,457	13,405,990

	60,507,082	55,730,326

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

11	Subsequent events

Subsequent to December 31, 2005 through March 24, 2006, 20,113,100 warrants and 155,000 options were exercised into common shares for cash proceeds of $40.4 million.

On March 20, 2006, the Company announced that it had signed an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz, a privately held Peruvian mining company. PCI will pay U.S.$1.0 million for a six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years. All of the legal proceedings brought by the Company and Austria Duvaz will be suspended during the due diligence period. (Note 5)

12	United States generally accepted accounting principles (U.S. GAAP)

The effect of the measurement differences between Canadian GAAP and U.S. GAAP are summarized below.

As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under U.S. GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

The significant changes in the consolidated financial statements relative to U.S. GAAP are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Period from April 24, 2003 to December 31, 2003	Period from April 24, 2003 to December 31, 2005
	$	$	$	$
Statements of Operations and Deficit
Net loss following Canadian GAAP	(3,421,771)	(277,288)	(43,741)	(3,742,800)
Net effect of write-down of deferred expenditures	(17,233,174)	(11,550,170)	(1,206,428)	(29,989,772)

Net loss and comprehensive loss under U.S. GAAP	(20,654,945)	(11,827,458)	(1,250,169)	(33,732,572)

Loss per share under U.S. GAAP	(0.22)	(0.18)	(0.03)	—

Weighted average number of shares outstanding, following U.S. GAAP	94,605,447	65,631,543	50,000,000	—

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Period from April 24, 2003 to December 31, 2005
	$	$	$	$
Statements of Cash Flows
Cash flows from (used in) operating activities, Canadian GAAP	(1,782,832)	1,254,575	11,194	(517,063)
Deferred expenditures	(16,668,495)	(11,528,828)	(1,194,787)	(29,392,110)

Cash flows used in operating activities, U.S. GAAP	(18,451,327)	(10,274,253)	(1,183,593)	(29,909,173)

Cash flows used in investing activities, Canadian GAAP	(18,312,874)	(13,694,494)	(1,214,788)	(33,222,156)
Deferred expenditures	16,668,495	11,528,828	1,194,787	29,392,110

Cash flows used in investing activities, U.S. GAAP	(1,644,379)	(2,165,666)	(20,001)	(3,830,046)

	December 31, 2005	December 31, 2004
	$	$
Consolidated Balance Sheets
Total assets following Canadian GAAP	60,507,082	55,730,326
Net effect of write-down of deferred expenditures	(29,989,772)	(12,756,598)

Total assets under U.S. GAAP	30,517,310	42,973,728

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

	Common stock shares	Warrants and agent options	Common stock amount	Warrants	Contributed surplus	Deficit accumulated during the development stage
			$	$	$	$
Statements of Shareholders’ Equity, U.S. GAAP
Shares issued for cash	37,500,000	—	1,177,562	—	—	—
Shares issued for services	12,500,000	—	10,000	—	—	—
Loss for the period	—	—	—	—	—	(1,250,169)

Balance - December 31, 2003	50,000,000	—	1,187,562	—	—	(1,250,169)
Cash call shareholder contribution	—	—	—	—	200,000	—
Acquisition of Peru Copper Inc.	300,000	—	(124,747)	—	65,810	—
Shares issued for cash	9,428,570	4,714,284	11,764,286	235,714	—	—
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	38,267,577	745,625	—	—
Over allotment of IPO	4,473,750	2,236,875	5,761,986	111,844	—	—
Share issuance costs	—	2,104,223	(5,115,407)	689,037	—	—
Stock-based compensation	—	—	—	—	879,308	—
Loss for the period	—	—	—	—	—	(11,827,458)

Balance - December 31, 2004	94,027,320	23,967,882	51,741,257	1,782,220	1,145,118	(13,077,627)
Shares issued for cash – Agent options exercised	200,000	(200,000)	280,000	—	—	—
Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511			—
Fair value of options exercised	—	—	117,410	(117,410)	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	—	2,295,060	—
Loss for the period	—	—	—	—	—	(20,654,945)

Balance - December 31, 2005	97,741,744	20,253,458	58,801,684	976,304	3,440,178	(33,732,572)

Shareholders’ Equity

Under Canadian GAAP the Company used the residual method to estimate the fair value of the shares and warrants attached to the units issued, which resulted in a value of $nil allocated to the warrants. Under U.S. GAAP the warrants attached to the units issued have been given a fair value of $0.05 per warrant. The 21,863,660 warrants have a fair value of $1,093,183 and the common stock is recorded at $55,793,849.

Recent U.S. accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 153 - Exchanges of Non-Monetary Assets - An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. SFAS 153 will have no material impact on its financial statements.

In March 2005, FIN 47 was introduced which relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. This will not have an impact on our financial statements.

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and is not expected to impact earnings.

In June 2005, the Emerging Issues Task Force issued EITF 04-06 – Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company’s 2006 financial statements and may result in a GAAP difference based on the proposed Canadian EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. EITF04-06 is effective for the Company’s 2006 financial statements and is not expected to impact earnings.

Recent Canadian accounting pronouncements

In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. This statement will have no material impact on the Company’s financial statements.

CICA Handbook Section 3831 “Non-Monetary Transactions” will be applicable to the Company commencing with the 2006 financial year. Reporting of the Company’s results is not expected to be materially affected by this standard.

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006.

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Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005

(expressed in U.S. dollars)

The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

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